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EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported February 28, 2005

THE WASHINGTON POST COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W., Washington, D.C.	20071
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (202) 334-6000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

Item 1.01(a) On February 24, 2005, the Board of Directors of the Company approved a series of amendments to The Washington Post Company Deferred Compensation Plan (the "Plan") designed to bring the Plan into compliance with new Section 409A of Internal Revenue Code of 1986.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

    Item 9.01(c) Exhibits

Exhibit No.	Description
10.1	The Washington Post Company Deferred Compensation Plan Amended and Restated Effective February 24, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Washington Post Company
(Registrant)

Date February 28, 2005   _____

/s/ John B. Morse, Jr.
(Signature)
John B. Morse, Jr.
Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	The Washington Post Company Deferred Compensation Plan Amended and Restated Effective February 24, 2005